IN THE UNITED STATES DISTRICT COURT FOR THE
EASTERN DISTRICT OF VIRGINIA

Alexandria Division

UNITED STATES OF AMERICA	)	
	)	
v.	)	CRIMINAL NO. 1:14-CR-188
	)	
CREDIT SUISSE AG,	)	
	)	
Defendant.	)	

PLEA AGREEMENT

Dana J. Boente, United States Attorney for the Eastern District of Virginia; Mark D.

Lytle, Assistant United States Attorney; Kathryn Keneally, Assistant Attorney General, Tax

Division, U.S. Department of Justice; Mark F. Daly and Nanette L. Davis, Trial Attorneys, Tax

Division, U.S. Department of Justice; the defendant, Credit Suisse AG; and the defendant's

counsel have entered into an agreement pursuant to Rule 11 of the Federal Rules of Criminal

Procedure. The terms of the agreement are as follows:

1.   **Offense and Maximum Penalties**

The defendant agrees to plead guilty to a one count information charging the defendant

with conspiracy to commit offenses against the United States, to wit, violations of Title 26,

United States Code, Section 7206(2), the aiding, assisting, procuring, counseling, and advising of

the preparation and presentation of false income tax returns to the Internal Revenue Service of

the Treasury Department, in violation of Title 18, United States Code, Section 371. The

maximum penalties for the offense are: a maximum possible fine of $500,000, twice the gross

gain derived from the offense, or twice the gross loss, whichever is greatest; full restitution; a

term of probation of no more than five (5) years; and a special assessment.

2.   **Factual Basis for the Plea**

The defendant will plead guilty because the defendant is in fact guilty of the charged offense. The defendant admits the facts set forth in the Statement of Facts filed with this plea agreement and agrees that those facts establish guilt of the offense charged beyond a reasonable doubt. The Statement of Facts, which is hereby incorporated into this plea agreement, constitutes a stipulation of facts for purposes of Section 1B1.2(a) of the Sentencing Guidelines.

3.   **Assistance and Advice of Counsel**

The defendant is satisfied that the defendant's attorney has rendered effective assistance. The defendant understands that by entering into this agreement, defendant surrenders certain rights as provided in this agreement. The defendant understands that the rights of criminal defendants include the following:

A.   the right to plead not guilty and to persist in that plea;

B.   the right to a jury trial;

C.   the right to be represented by counsel – and if necessary have the court appoint counsel - at trial and at every other stage of the proceedings; and

D.   the right at trial to confront and cross-examine adverse witnesses, to be protected from compelled self-incrimination, to testify and present evidence, and to compel the attendance of witnesses.

4.   **Sentencing Guidelines**

The parties agree to take the following positions at sentencing under the United States Sentencing Guidelines:

A. The parties agree that the Guideline Manual in effect as of the date of sentencing should be used in determining Credit Suisse AG's sentence. *See* U.S.S.G. § 1Bl.11(a);

B. The parties agree that the base fine is $666,500,000, which is the estimated pecuniary loss from the offense. *See* U.S.S.G. §§ 8C2.3 and 8C2.4(a);

C. Pursuant to U.S.S.G. § 8C2.5, the culpability score is ten (10) determined as follows:

(1) Base culpability score is five (5) pursuant to U.S.S.G. § 8C2.5(a); and

(2) Add five (5) points pursuant to U.S.S.G. § 8C2.5(b)(1)(A), in that the organization had 5,000 or more employees, and an individual within the high-level personnel of the unit participated in or condoned the offense and/or tolerance of the offense by substantial authority personnel was pervasive throughout the organization;

D. Pursuant to U.S.S.G. § 8C2.6, the appropriate multiplier range associated with a culpability score of ten (10) is 2.0 to 4.0; and

E. Thus, the Guideline Fine Range is $1,333,000,000 to $2,666,000,000. *See* U.S.S.G. §§ 8C2.7(a), (b); 18 U.S.C. §§ 3571(c) and (d).

5. Restitution

Defendant agrees that restitution is mandatory pursuant to 18 U.S.C. §3663A. Defendant agrees to the entry of a Restitution Order for the full amount of the victim's losses. Pursuant to 18 U.S.C. § 3663A(c)(2), the defendant agrees that an offense listed in § 3663A(c)(1) gave rise to this plea agreement and as such, victims of the conduct described in the charging instrument, statement of facts or any related or similar conduct shall be entitled to restitution. The Government is currently aware that the following victim has suffered the following losses:

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Victim Name/Address	Amount of Restitution
IRS – RACS Attn.: Mail Stop 6261, Restitution 333 West Pershing Avenue Kansas City, MO 64108	$666,500,000

The parties agree that restitution shall be paid directly to the Internal Revenue Service, pursuant to payment instructions provided to Credit Suisse AG. If the Court orders the defendant to pay restitution to the IRS for the failure to pay tax, either directly as part of the sentence or as a condition of supervised release, the IRS will use the restitution order as the basis for a civil assessment. *See* 26 U.S.C. § 6201(a)(4). The defendant does not have the right to challenge the amount of this assessment. *See* 26 U.S.C. § 6201(a)(4)(C). Neither the existence of a restitution payment schedule nor the defendant's timely payment of restitution according to that schedule will preclude the IRS from administrative collection of the restitution-based assessment, including levy and distraint under 26 U.S.C. § 6331.

6.   **Special Assessment**

Before sentencing in this case, the defendant agrees to pay a mandatory special assessment of Four Hundred dollars ($400.00) per count of conviction, pursuant to 18 U.S.C. § 3013.

7.   **Agreed Disposition**

A.   The Office of the U.S. Attorney for the Eastern District of Virginia and the Tax Division, Department of Justice (collectively, "the United States") and Credit Suisse AG agree pursuant to Fed. R. Crim. P. 11(c)(1)(C) that the following sentence, which comprises a Two Billion dollar ($2,000,000,000) resolution with the Department of Justice as detailed below, is the appropriate disposition of the Information:

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1.   a criminal fine in the amount of One Billion, Three Hundred Thirty-Three

Million, Five Hundred Thousand dollars ($1,333,500,000), less a credit of One Hundred Ninety-

Six Million, Five Hundred Eleven Thousand, Fourteen Dollars ($196,511,014) for Credit Suisse

Group AG's payment to the U.S. Securities and Exchange Commission pursuant to its order of

February 21, 2014 in Administrative Proceeding File No. 3-15763, for a final payment of One

Billion, One Hundred Thirty-Six Million, Nine Hundred Eighty-Eight Thousand, Nine Hundred

Eighty-Six Dollars ($1,136,988,986), to be paid within one week of the date of sentencing;

2.   a mandatory special assessment of $400, which shall be paid to the Clerk

of Court on or before the date of sentencing; and

3.   restitution to the U.S. Internal Revenue Service in the amount of Six

Hundred Sixty-Six Million, Five Hundred Thousand dollars ($666,500,000), to be paid within

one week of sentencing.

In light of the fine, restitution, and other payments to be paid by Credit Suisse AG to the

United States and federal and state regulatory authorities, the United States will forgo the

payment of additional penalties available under the relevant statutes, rules, and regulations.

B.   Credit Suisse AG further agrees to lawfully undertake the following:

1.   Credit Suisse AG must promptly disclose all evidence and information

described in Sections II.D.1. and II.D.2 of the Program for Non-Prosecution Agreements or Non-

Target Letters for Swiss Banks and in the format requested by the United States;

2.   Credit Suisse AG will provide, at its own expense, fair and accurate

translations of any foreign language documents produced by Credit Suisse AG to the

Government either directly or through the Swiss Federal Tax Administration;

3.   Credit Suisse AG will provide testimony or information, including testimony and information necessary to identify or establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or other proceeding as requested by the Government, including but not limited to the conduct set forth in the Statement of Facts;

4.   Credit Suisse AG will provide all necessary information for the United States to draft treaty requests to seek account records and other information, and will collect and maintain all records that are potentially responsive to such treaty requests to facilitate prompt responses;

5.   Credit Suisse AG will close any and all accounts of recalcitrant account holders, as defined in Section 1471(d)(6) of the Internal Revenue Code; will implement procedures to prevent its employees from assisting recalcitrant account holders to engage in acts of further concealment in connection with closing any account or transferring any funds; and will not open any U.S. Related Accounts (as defined in paragraph I.B.9 of the Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks, without regard to the dollar limit or the applicable time period) except on conditions that ensure that the account will be declared to the United States and will be subject to disclosure by Credit Suisse AG; and

6.   Credit Suisse AG agrees that no portion of the fine or other payments made pursuant to this plea agreement will serve as a basis for Credit Suisse AG to claim, assert, or apply for, either directly or indirectly, any tax deduction, any tax credit, or any other offset against any U.S. federal, state, or local tax or taxable income.

C.   The United States specifically may, at its sole option, be released from its commitments under this plea agreement, including, but not limited to, its agreement that this



paragraph constitutes the appropriate disposition of this case, if at any time between its execution of this plea agreement and sentencing, Credit Suisse AG:

1. Fails to truthfully admit its conduct in the offense of conviction;

2. Falsely denies, or frivolously contests, relevant conduct for which Credit Suisse AG is accountable under U.S.S.G. § 1B1.3;

3. Gives false or misleading testimony in any proceeding relating to the criminal conduct charged in this case and any relevant conduct for which Credit Suisse AG is accountable under U.S.S.G. § 1B1.3;

4. Engages in acts which form a basis for finding that Credit Suisse AG has obstructed or impeded the administration of justice under U.S.S.G. § 3C1.1; or

5. Attempts to withdraw its plea.

D. Credit Suisse AG expressly understands and acknowledges that it may not withdraw its plea of guilty, unless the Court rejects this plea agreement under Fed. R. Crim. P. 11(c)(5).

E. Credit Suisse AG agrees that it shall not, through its attorneys, agents, officers, or employees, make any statement, in litigation or otherwise, contradicting the Statement of Facts or Credit Suisse AG's representations set forth in this plea agreement; provided, however, that the restrictions set forth in this paragraph are not intended to and shall not apply to any current or former Credit Suisse AG employee, or any other individual or entity, in the course of any criminal, regulatory, or civil case, investigation, or other proceeding initiated by the Government or any other governmental agency or authority against an individual or entity, whether in the United States or any other jurisdiction, provided that the individual or entity is not authorized to speak on behalf of Credit Suisse AG. Any contradictory statement by Credit Suisse AG shall

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constitute a breach of this plea agreement, and trigger the provisions of sub-paragraphs 12a-12c. The decision as to whether any contradictory statement will be imputed to Credit Suisse AG for the purpose of determining whether Credit Suisse AG has breached this plea agreement shall be at the sole discretion of the United States. Upon a determination by the United States that a contradictory statement has been made by Credit Suisse AG, the United States shall promptly notify Credit Suisse AG in writing of the contradictory statement, and Credit Suisse AG may avoid a breach of this plea agreement by repudiating the statement both to the recipient of the statement and to the United States within 72 hours after receipt of notice by the United States. Credit Suisse AG consents to the public release by the United States, in its sole discretion, of any repudiation.

8. **Waiver of Appeal, FOIA and Privacy Act Rights**

The defendant also understands that Title 18, United States Code, Section 3742 affords a defendant the right to appeal the sentence imposed. Nonetheless, the defendant knowingly waives the right to appeal the conviction and any sentence agreed to by the parties, as set out in paragraph 7, even if the District Court rejects one or more positions advocated by the parties with regard to the application of the U.S. Sentencing Guidelines, on the grounds set forth in Title 18, United States Code, Section 3742 or on any ground whatsoever, in exchange for the concessions made by the United States in this plea agreement. The defendant reserves its right pursuant to Title 18, United States Code, Section 3742(c)(1) to appeal any sentence imposed that is greater than the sentence set forth in this agreement. This agreement does not affect the rights or obligations of the United States as set forth in Title 18, United States Code, Section 3742(b) and (c). The defendant also hereby waives all rights, whether asserted directly or by a representative, to request or receive from any department or agency of the United States any records pertaining to the investigation or prosecution of this case, including without limitation any records that may be sought under the Freedom of Information Act, Title 5, United States Code, Section 552, or the Privacy Act, Title 5, United States Code, Section 552a.

9.   **Scope of the Agreement**

The United States will not further criminally prosecute the defendant for the specific conduct described in the Information or Statement of Facts. This agreement not to further prosecute Credit Suisse AG is expressly contingent on:

A.   The guilty plea of Credit Suisse AG being accepted by the Court and not withdrawn; and

B.   Credit Suisse AG's performance of all of its material obligations as set forth in this plea agreement. If Credit Suisse AG's guilty plea is not accepted by the Court or is withdrawn for any reason, or if Credit Suisse AG should fail to perform a material obligation under this plea agreement, this agreement not to further prosecute shall be null and void.

This plea agreement shall bind defendant, subsidiaries, affiliated entities, assignees, and its successor corporation if any, and any other person or entity that assumes the obligations contained herein. No change in name, change in corporate or individual control, business reorganization, change in ownership, merger, change of legal status, sale or purchase of assets, divestiture of assets, or similar action shall alter defendant's obligations under this Agreement. Defendant shall not engage in any action to seek to avoid the obligations set forth in this Agreement.

This plea agreement does not affect the right of the United States to prosecute any individual, including but not limited to present and former officers, directors, employees, and

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agents of Credit Suisse AG and any related entity, in connection with the conduct encompassed by this plea agreement and accompanying Information and/or Statement of Facts.

10.   Fed. R. Crim. P. 11(c)(l)(C) Agreement

Credit Suisse AG's plea will be tendered pursuant to Fed. R. Crim. P. 11(c)(l)(C). Credit Suisse AG cannot withdraw its plea of guilty unless the sentencing judge rejects this plea agreement or fails to impose a sentence consistent herewith. If the sentencing judge rejects this plea agreement or fails to impose a sentence consistent herewith, this plea agreement shall be null and void at the option of either the United States or Credit Suisse AG.

11.   Civil and Administrative Liability

By entering into this plea agreement, the United States does not compromise any civil liability, including but not limited to any tax liability, which Credit Suisse AG may have incurred or may incur as a result of its conduct and its plea of guilty to the attached Information.

12.   Breach of Plea Agreement

This plea agreement is effective when signed by the defendant, the defendant's attorney, an attorney for the Office of the U.S. Attorney for the Eastern District of Virginia, and an attorney for the Tax Division, Department of Justice. The defendant agrees to entry of this plea agreement at the date and time scheduled with the Court by the United States (in consultation with the defendant's attorney). If the defendant fails to comply with any provision of this plea agreement, or commits or attempts to commit any additional federal, state or local crimes, then:

A.   The United States will be released from its obligations under this plea agreement by notifying Credit Suisse AG, through counsel or otherwise, in writing. The defendant, however, may not withdraw the guilty plea entered pursuant to this agreement;

B.   The defendant will be subject to prosecution for any federal criminal violation, including, but not limited to, perjury and obstruction of justice, that is not time-barred by the



applicable statute of limitations on the date this agreement is signed. Notwithstanding the subsequent expiration of the statute of limitations, in any such prosecution, the defendant agrees to waive any statute-of-limitations defense as provided for in the tolling agreement executed by the parties on May 19, 2014; and

C. Any prosecution, including the prosecution that is the subject of this agreement, may be premised upon any information provided, or statements made, by the defendant, and all such information, statements, and leads derived therefrom may be used against the defendant. The defendant waives any right to claim that statements made before or after the date of this agreement, including the Statement of Facts accompanying this agreement or adopted by the defendant and any other statements made pursuant to this or any other agreement with the United States, should be excluded or suppressed under Fed. R. Evid. 410, Fed. R. Crim. P. 11(f), the Sentencing Guidelines, or any other provision of the Constitution or federal law.

Any alleged breach of this agreement by either party shall be determined by the Court in an appropriate proceeding at which the defendant's disclosures and documentary evidence shall be admissible and at which the moving party shall be required to establish a breach of the plea agreement by a preponderance of the evidence.

13. Who Is Bound By Agreement

With respect to matters set forth in Paragraph 9, this plea agreement is binding on Credit Suisse AG and the Office of the United States Attorney for the Eastern District of Virginia and the Tax Division of the Department of Justice. Credit Suisse AG understands that this plea agreement does not bind any state or local prosecutorial authorities.

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14.   **Corporate Authorization**

Credit Suisse AG shall provide to the U.S. Attorney and the Court a certified copy of a resolution of the Board of Directors of Credit Suisse AG, affirming that the Board of Directors has authority to enter into the plea agreement and has (1) reviewed the Information in this case and the proposed plea agreement or has been advised of the contents thereof; (2) consulted with legal counsel in connection with the matter; (3) voted to enter into the proposed plea agreement; (4) voted to authorize Credit Suisse AG to plead guilty to the charge specified in the Information; and (5) voted to authorize the corporate officer identified below to execute the plea agreement and all other documents necessary to carry out the provisions of the plea agreement. A copy of the resolution is attached as Exhibit A. Credit Suisse AG agrees that a duly authorized corporate officer for Credit Suisse AG shall appear on behalf of Credit Suisse AG and enter the guilty plea and will also appear for the imposition of sentence.

15.   **Nature of the Agreement and Modifications**

This written agreement constitutes the complete plea agreement between the United States, the defendant, and the defendant's counsel. The defendant and the defendant's attorney acknowledge that no threats, promises, or representations have been made, nor agreements reached, other than those set forth in writing in this plea agreement, to cause the defendant to plead guilty. Any modification of this plea agreement shall be valid only as set forth in writing

in a supplemental or revised plea agreement signed by all parties.

DANA J. BOENTE   KATHRYN KENEALLY
United States Attorney   Assistant Attorney General
                                                  Tax Division

_____ 5-19-2014   _____
Mark D. Lytle   Mark F. Daly
Assistant U.S. Attorney   Senior Litigation Counsel
                                                  Nanette L. Davis
                                                  Assistant Chief

Defendant's Signature: The Board of Directors has authorized me to execute this plea agreement on behalf of Credit Suisse AG. The Board has read this plea agreement, the attached criminal Information and Statement of Facts in their entirety, or has been advised of the contents thereof, and has discussed them fully in consultation with Credit Suisse AG's attorneys. I am further authorized to acknowledge on behalf of Credit Suisse AG that these documents fully set forth Credit Suisse AG's agreement with the United States, and that no additional promises or representations have been made to Credit Suisse AG by any officials of the United States in connection with the disposition of this matter, other than those set forth in these documents.

Date: 5/19/14   Alan Raifenberg
                        Credit Suisse AG

Defense Counsel Signature: We are counsel for Credit Suisse AG in this case. We have fully explained to the defendant the defendant's rights with respect to the pending Information. Further, we have reviewed Title 18, United States Code, Section 3553 and the Sentencing Guidelines Manual, and we have fully explained to the defendant the provisions that may apply in this case. We have carefully reviewed every part of this plea agreement with the defendant. To our knowledge, the defendant's decision to enter into this agreement is an informed and voluntary one.

Date: 5/19/14
                        Christopher A. Wray
                        Andrew C. Hruska
                        Michael R. Pauzé
                        William F. Johnson
                        Counsel for the Defendant

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